SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

6 February 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 6 February 2003	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement
Financial statement 2002

6 February 2003

Novo Nordisk expects net profit to grow towards 10% in 2003

•	Sales in local currencies increased by 11% compared to 2001. Measured in Danish kroner sales increased by 6% to DKK 25,187 million in 2002. The performance in local currencies per therapy area was as follows:

•	Diabetes care sales increased by 11%.

•	Haemostasis management sales increased by 22%.

•	Growth hormone therapy sales increased by 4%.

•	Hormone replacement therapy sales decreased by 5%.

•	Operating profit increased by 7% to DKK 5,979 million in 2002 and net profit increased by 6% to DKK 4,095 million. Fully diluted earnings per share increased by 6% to DKK 11.72 in 2002 from DKK 11.10 in 2001.

•	Lars Rebien Sørensen, president & CEO, said, “2002 has in all respects been a very challenging year for Novo Nordisk. We have responded to the challenges and are now pleased to say that we have met the revised target set in April, despite a continued negative development in the most important currencies. Over the past year we have sharpened our focus and skills, so the company is now in a better shape to face the challenges ahead.”

•	At the Annual General Meeting on 25 March 2003 the Board of Directors will propose a 7% increase in dividend to DKK 3.60 per share of DKK 2, corresponding to a pay-out ratio of 30.4%.

•	For 2003 growth in operating profit measured in local currencies is expected to be close to 20%. However, measured in Danish kroner operating profit will grow towards 5%, reflecting a negative currency impact of around 15 percentage points on operating profit if the currency exchange rates remain at the current level throughout the full year of 2003.

•	Net profit in 2003 is expected to grow towards 10%. Apart from growth in operating profit this reflects the expected significant income from the hedging of the exposure in major currencies for 2003 and expectations for a lower income tax rate compared to 2002.

Stock Exchange Announcement No 2/2003			Page 1 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

Novo Nordisk — Financial statement 2002*

The accounting policies applied by Novo Nordisk are in accordance with the Danish Financial Statement Act and the accounting regulations for companies listed on the Copenhagen Stock Exchange. The accounting policies are unchanged from 2001.

(Amounts in DKK million except number of employees, earnings per share and number of shares outstanding.)

						%change
						2001 to
	2002	2001	2000	1999	1998	2002

Net turnover**	25,187	23,776	20,811	16,423	13,647	6%
Gross profit	18,554	17,797	15,767	12,196	9,896	4%
Gross margin	73.7%	74.9%	75.8%	74.3%	72.5%
Sales and distribution costs	7,479	7,215	6,254	4,812	4,212	4%
Percent of sales	29.7%	30.3%	30.1%	29.3%	30.9%
Research and development costs	4,139	3,970	3,390	2,748	2,795	4%
Percent of sales	16.4%	16.7%	16.3%	16.7%	20.5%
Administration costs	1,951	1,865	1,878	1,721	1,397	5%
Percent of sales	7.7%	7.8%	9.0%	10.5%	10.2%
Licence fees and other operating income	994	867	571	962	1,441	15%
Operating profit	5,979	5,614	4,816	3,527	2,933	7%
Operating margin	23.7%	23.6%	23.1%	21.5%	21.5%
Net financials	321	416	24	(178)	243	(23%)
Profit before tax	6,300	6,030	4,840	3,349	3,176	4%
Net profit	4,095	3,865	3,087	2,001	2,016	6%
Depreciation and amortisation	1,332	1,081	1,038	943	986	23%
Capital expenditure, net**	4,011	3,846	2,141	1,265	1,648	4%
Free cash flow	497	186	2,712	1,533	706	167%
Shareholders’ funds	22,928	20,137	16,981	15,876	15,776	14%
Total assets	31,496	28,905	24,920	23,082	22,085	9%
Equity ratio	72.8%	69.7%	68.1%	68.8%	71.4%
Average number of full-time employees	17,073	14,771	12,698	11,822	11,349	16%
Diluted earnings per share (in DKK)	11.72	11.10	8.82	5.59	5.43	6%
Average number of A and B shares outstanding (million) — diluted	349.3	348.2	350.2	357.9	371.0

*	Financial statements on a quarterly basis in DKK and EUR are provided in Appendices 1 and 2. A detailed breakdown of turnover by therapeutic and geographical areas is provided in Appendix 3. Furthermore consolidated profit and loss account, consolidated balance sheet, consolidated cash flow and financial resources, and consolidated statement of changes in shareholder’s funds are provided in Appendices 4-7

**	For 2002 net capital expenditure includes investment in fixed assets in Biobrás, Brazil of DKK 104 million.

Stock Exchange Announcement No 2/2003			Page 2 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

Performance 2002

Novo Nordisk’s operating profit was DKK 5,979 million in 2002, 7% higher than in 2001, thereby meeting out revised target of growing operating profit by 5–10% set in April 2002. The growth is based on 6% growth in sales, 6% growth in total costs excluding financial costs and tax, and 15% growth in licence fees and other operating income.

Net financials were DKK 321 million compared to DKK 416 million in 2001. The tax rate for the period was 1 percentage point lower than in 2001, hence net profit increased by 6% to DKK 4,095 million.

SALES

Sales in local currencies increased by 11% compared to 2001. Measured in Danish kroner, sales increased by 6% to DKK 25,187 million in 2002.

In 2002 growth was primarily driven by sales within diabetes care and haemostasis management and geographically by sales in International Operations (countries outside Europe, North America and Japan & Oceania), North America and Europe.

Diabetes care

Sales of diabetes care products grew by 11% in local currencies compared to 2001. Measured in Danish kroner sales increased by 6% to DKK 17,665 million in 2002.

Insulin and delivery systems

Sales of insulin and delivery systems increased by 10% in local currencies compared to 2001. Measured in Danish kroner sales increased by 5% in 2002. Growth was realised in International Operations, North America and Europe, whereas sales in Japan & Oceania decreased slightly. Novo Nordisk’s sales of the insulin analogue portfolio increased to DKK 1,198 million (+160%) in 2002, and Novo Nordisk’s analogue market share continued to increase in 2002.

Europe

Sales development for insulin and delivery systems in 2002 was negatively influenced by some wholesalers in Europe stockpiling insulin products towards the end of 2001, with a subsequent de-stocking occurring in the first quarter of 2002. This stock movement combined with increasing parallel trade and the divesture of a non-core business are the main reasons for the 3% sales growth in Danish kroner compared to 2001. Adjusted for the

Stock Exchange Announcement No 2/2003			Page 3 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

wholesalers de-stocking in the first quarter and the divesture of non-core business, sales of insulin and delivery systems increased by 6%.

Novo Nordisk’s market position has been strengthened by the launch of NovoMix® 30 in 13 countries and the launch of FlexPen® in 15 countries. Together with NovoRapid® these products have been key in supporting the market share development in Europe throughout 2002.

North America

In North America sales of insulin and delivery systems increased by 12% in local currencies compared to 2001, whereas measured in Danish kroner sales increased by 6%.

This development was primarily driven by sales of NovoLog® (the US brand name for NovoRapid®), but was also supported by the launches in the second half of 2002 of the dual-release insulin analogue NovoLog® Mix 70/30 and the disposable insulin delivery device InnoLet®.

Novo Nordisk has now launched all approved insulin analogues and supported by innovative devices Novo Nordisk has continued the increase in market share in the US in 2002.

Japan & Oceania

Sales in local currencies of insulin and delivery systems in the Japan & Oceania region increased by 4%, whereas sales in local currencies in Japan increased by 3%, compared to 2001. Reflecting an 8% depreciation on average of Japanese yen versus Danish kroner for 2002, sales in Japan measured in Danish kroner decreased by 5%, also reflecting the government-mandated reduction in reimbursement prices in April 2002 and increased competition.

NovoRapid® was launched in Japan in the FlexPen® device in April 2002 and this combination has been very well received in the market. NovoMix® 30 is expected to be launched in Japan towards the end of 2003.

International Operations

Sales of insulin and delivery systems within International Operations increased by 31% in local currencies compared to 2001. The acquisition of the Brazilian pharmaceutical company Biobrás at the end of January 2002 contributed to growth. Sales growth was significantly impacted by a negative currency environment, especially for the Argentinean peso (ARS), Brazilian real (BRL) and South African rand (ZAR). Growth measured in Danish kroner was 21%.

NovoRapid® was launched in China in the fourth quarter of 2002, bringing the total number of countries in International Operations, in which NovoRapid® has been launched, to above 15. Novo Nordisk will continue the roll-out of NovoMix® 30 within International Operations in 2003.

Oral antidiabetic products (OAD)

Sales of OAD amounted to DKK 1,631 million, an increase of 16% compared to 2001 or 22% in local currencies.

In Europe sales growth was driven by a continued market penetration of NovoNorm®. Sales growth for North America was positively affected by correction of rebates to a Managed Care organisation recorded in the fourth quarter of 2001. Within International

Stock Exchange Announcement No 2/2003			Page 4 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

Operations sales growth was partly driven by Glucoformin® (metformin), which has been included in Novo Nordisk’s portfolio of products in Brazil via the acquisition of Biobrás.

Haemostasis management

Sales within haemostasis management (NovoSeven®) increased by 22% in local currencies compared to 2001. Measured in Danish kroner sales increased by 17% to DKK 3,621 million in 2002.

Sales growth in 2002 for NovoSeven® was primarily realised in North America, followed by Europe, International Operations and Japan & Oceania.

Several factors contributed to the sales growth of NovoSeven® in 2002. The largest segment for NovoSeven® remains the use for congenital bleeding disorders, and this segment continues to deliver the predominant part of growth in sales. In terms of areas of use, NovoSeven® has traditionally been used in connection with acute bleeding episodes, which is still the largest area and driver of growth. However usage of NovoSeven® in connection with elective surgery has been increasing over the past years, and during 2002 this area also contributed to growth.

In addition, the increased awareness of the use of NovoSeven® in connection with acquired haemophilia has led to a greater use for this patient group. Finally, sales are also perceived to have been positively affected by increased investigational use of NovoSeven®.

Growth hormone therapy

In local currencies sales of human growth hormone products increased by 4% compared to 2001. Measured in Danish kroner sales decreased by 2% to DKK 2,131 million in 2002. Sales outside Japan increased by 12% measured in Danish kroner, or by 15% in local currencies, driven by the continued roll-out of the liquid growth hormone, Norditropin® SimpleXx®, in North America and Europe. About 60% of sales are now realised outside Japan.

Sales in Japan measured in Danish kroner decreased by 16% partly due to the 8% depreciation on average of Japanese yen versus Danish kroner. Measured in local currency, sales in Japan decreased by 8%, reflecting the government-mandated reduction in reimbursement prices and general, negative market growth.

Hormone replacement therapy

Sales of hormone replacement therapy products decreased by 5% in local currencies compared to 2001. Measured in Danish kroner sales decreased by 6% to DKK 1,342 million in 2002. This is primarily due to a decrease in sales in Europe, reflecting increased parallel trading and lower overall demand for treatment with hormone replacement products. The overall market demand was negatively influenced by a recently published US study of another company’s product. Novo Nordisk’s products are low-dose combination preparations containing natural oestrogen and progestin, and the relevance for the Novo Nordisk product portfolio is currently being evaluated. Outside Europe sales increased in all regions.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME

Production costs of DKK 6,633 million increased by 11% in 2002, in line with the underlying growth in sales volumes. The gross margin decreased by 1.2 percentage points compared to 2001. The decrease can primarily be related to the negative development in major invoicing currencies versus Danish kroner as Novo Nordisk’s production cost base is

Stock Exchange Announcement No 2/2003			Page 5 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

primarily Danish kroner denominated. In addition, the development can be attributed to recently hired employees dedicated to the new manufacturing facilities for insulin and NovoSeven®, which are in the process of validation and subsequent regulatory approval.

Total non-production related costs increased by 4% to DKK 13,569 million or a growth rate which is 2 percentage points lower than reported sales growth. This result has been achieved through the cost-containment programme initiated in April 2002.

Sales and distribution costs increased by 4% to DKK 7,479 million. This partly reflects the full-year effect of the expansion of the sales force in the US as well as the recent launch of NovoLog® Mix 70/30 and InnoLet® in the US. However, the positive sales development in International Operations has also been supported by an expansion of the sales force in markets like China and Latin America.

Research and development costs grew by 4% to DKK 4,139 million. This primarily reflects costs related to the development projects insulin detemir (long-acting insulin analogue), AERx® iDMS (pulmonary insulin) and the new indications for NovoSeven®, but also costs associated with the discontinued clinical development of NN622 (dual-acting insulin sensitiser).

Administration costs for the year amounted to DKK 1,951 million, a 5% increase compared to 2001. The increase is primarily due to restructuring costs in relation to the European organisation.

Included in total costs are depreciation and amortisation of DKK 1,332 million, up from DKK 1,081 million in 2001.

In total, licence fees and other operating income amounted to DKK 994 million in 2002 compared to DKK 867 million in 2001. In the fourth quarter of 2002 licence fees and other operating income was elevated primarily due to the transfer of Gabitril® marketing rights in the US from Abbott Laboratories to Anesta/Cephalon and a minor patent settlement related to the US market.

NET FINANCIALS AND TAX

Net financials showed a net income of DKK 321 million in 2002 compared to DKK 416 million in 2001. Novo Nordisk recorded a net foreign exchange gain of DKK 311 million, primarily relating to the hedging of the US dollar and Japanese yen, compared to a gain of DKK 202 million in 2001. The gain on foreign exchange hedging positions has in 2002 partly been counterbalanced by currency losses on non-hedged positions in various currencies primarily related to International Operations. Net interest income was DKK 68 million in 2002 compared to DKK 192 million in 2001, whereas other financial items were recorded as a net expense of DKK 58 million compared to a net income of DKK 22 million in 2001.

The effective tax rate for 2002 was 35%, down from 36% in 2001, leading to a total tax expense of DKK 2,205 million in 2002.

CAPITAL EXPENDITURE

The total net capital expenditure for property, plant and equipment in 2002 was DKK 4.0 billion, compared with DKK 3.8 billion in 2001. The investment level is slightly lower than anticipated and partly reflects lower than expected prepayments to suppliers on ongoing investment projects. The investment level includes DKK 104 million in tangible fixed assets

Stock Exchange Announcement No 2/2003			Page 6 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

related to the acquisition of the Brazilian pharmaceutical company Biobrás, which as of December 2002 is owned 100% by Novo Nordisk. The acquisition is subject to clearance by the Brazilian anti-trust authority, which is expected in the first half of 2003.

FREE CASH FLOW AND FINANCIAL RESERVES

The free cash flow for 2002 was realised at DKK 497 million up from DKK 186 million in 2001. This is slightly higher than anticipated and is related to the lower than expected investment level and an absolute reduction in trade accounts receivables.

Novo Nordisk’s financial reserves at the end of 2002 were DKK 1,234 million compared to DKK 2,287 million in 2001. In addition to the financial reserves, Novo Nordisk has undrawn committed credit facilities of close to DKK 8 billion.

SHAREHOLDERS’ FUNDS

Total shareholders’ funds were DKK 22,928 million at the end of 2002, equalling 72.8% of total assets, compared with 69.7% at 31 December 2001.

DKK million

Shareholders’ funds at 31 December 2001	20,137
Net profit for the period	4,095
Purchase of own shares	(386)
Sale of own shares (employee shares)	39
Dividends paid	(1,161)
Other adjustments	204

Shareholders’ funds at 31 December 2002	22,928

Share repurchase programme and holding of own shares

Novo Nordisk has repurchased own shares worth DKK 386 million during the second half of 2002 and expects to complete the DKK 2 billion share repurchase programme announced in August 2002 before the end of 2003.

At the end of 2002 Novo Nordisk A/S and its wholly-owned affiliates owned 9,396,841 of its own B shares corresponding to 2.65% of the total share capital. The total number of shares repurchased during 2002 was 1,786,762 B shares. As of 6 February 2003, Novo Nordisk A/S’ holding of its own shares is 9,621,841 B shares.

Proposed dividend

At the Annual General Meeting on 25 March 2003, the Board of Directors will propose a dividend for 2002 of DKK 3.60 per share of DKK 2, an increase of 7% from DKK 3.35 per share in 2001, corresponding to a pay-out ratio of 30.4%. No dividend will be paid on the company’s holding of own shares.

UPDATE ON THE RESEARCH & DEVELOPMENT PORTFOLIO

Development — diabetes care

A glucagon antagonist, NN 2501, has entered clinical phase 1 as an orally active agent for the treatment of type 2 diabetes. Glucagon receptor antagonists have the potential to be used in the treatment of type 2 diabetes due to the ability to inhibit excessive hepatic glucose production.

Stock Exchange Announcement No 2/2003			Page 7 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

Novo Nordisk has decided not to pursue further development of the suspended project NN622. The decision has been taken after having performed a renewed benefit/risk assessment of the compound. The analysis included both data from the terminated clinical phase 3 studies and further animal tumour mechanism studies that turned out not to be conclusive.

The analysis of the clinical phase 2 data for balaglitazone (NN2344) has now been completed and Novo Nordisk has decided to progress the development of the compound.

Development — haemostasis management

Novo Nordisk envisions that NovoSeven® has the potential to become a general haemostatic agent. To support this ambition, the company has initiated several clinical studies within the areas of bleeding in emergency situations and for elective surgery — referred to as the NovoSeven® expansion programme. In 2003 Novo Nordisk expects to report from three of these studies, namely studies involving cirrhotic patients undergoing liver resection, severely traumatised patients and patients undergoing orthotopic liver transplantation.

A project focused on using Active Site Inhibited Seven (ASIS) for the treatment of Acute Respiratory Distress Syndrome (ARDS) is currently in clinical phase 2 development. ASIS is an inactivated form of recombinant Factor VIIa (NovoSeven®), which has proven to work in animal models of several diseases, including ARDS which is a condition associated with a high mortality rate.

Development — growth hormone therapy

A project focused on using growth hormone for treating complicated fractures has entered clinical phase 2 development.

CORPORATE GOVERNANCE

Novo Nordisk is in general in compliance with the codes of good corporate governance designated by the Copenhagen Stock Exchange, the New York Stock Exchange and the London Stock Exchange.

Among several initiatives Novo Nordisk has decided to provide full disclosure of the remuneration and shareholdings of both the Board of Directors and Executive Management. In addition, a self-evaluation process of both the Board of Directors and Executive Management has been implemented. Further initiatives and an extensive review of the Novo Nordisk approach to Corporate Governance are included in the Annual Review, Annual Financial Report and Sustainability Report 2002, which will be available on the Novo Nordisk website www.novonordisk.com on 7 February 2003. Insight into the Novo Nordisk’s approach to Corporate Governance will also be published as a separate item (Corporate Governance) on the Novo Nordisk website.

OUTLOOK 2003

The strong demand for insulin products in general and the continued market penetration of the Novo Nordisk insulin analogue portfolio, combined with the expectation of increasing NovoSeven® sales, underpins Novo Nordisk’s expectations of a double-digit sales growth in local currencies for 2003. However, given the significant lower present level for Novo Nordisk’s major currencies the sales growth measured in Danish kroner will be negatively impacted by approximately 8 percentage points. Measured in Danish kroner sales are expected to increase by more than 5%.

Stock Exchange Announcement No 2/2003			Page 8 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

For 2003 growth in operating profit measured in local currencies is expected to be close to 20%. However, measured in Danish kroner operating profit will grow towards 5%, reflecting a negative currency impact of around 15 percentage points on operating profit if the present currency exchange rates remain at the current level throughout the full year of 2003.

The expectations for growth assume that licence fees and other operating income will be realised at a level similar to the DKK 1 billion realised in 2002. For 2003 this includes a significant income related to the settlement of a patent dispute with Aventis in January 2001. As a major proportion of this non-recurring income is expected to be realised in the final quarter of the year, the operating profit growth for this quarter will be above average.

As Novo Nordisk has hedged expected cash flows for 2003 in relation to USD, JPY and GBP, the negative influence from the depreciation of those main currencies versus DKK on operating profit will be offset by currency hedging gains included in net financials. Net financial income is expected at the level of DKK 600 million for the year.

For 2003 Novo Nordisk expects the tax rate to be 34%, 1 percentage point lower than the tax rate realised in 2002.

Net profit in 2003 is expected to grow towards 10%. Apart from growth in operating profit this reflects the expected significant income from the hedging of the exposure in major currencies for 2003 and expectations for a lower income tax rate compared to 2002.

Novo Nordisk plans to invest DKK 3.5 billion in fixed assets in 2003, and depreciation and amortisation for 2003 are expected to be realised at the level of DKK 1.5 billion.

Given the lower anticipated capacity expenditure level for 2003 free cash flow is expected to exceed the free cash flow realised in 2002.

All of the above expectations are provided that currency exchange rates remain at the current level for the rest of 2003. All other things being equal, a 5% movement in USD, JPY and GBP rates is estimated to have an annual impact on operating profit of DKK 160 million, DKK 130 million and DKK 75 million, respectively.

SUSTAINABLE DEVELOPMENT

‘Producing more with less’ is one of the main goals in Novo Nordisk’s environmental management system. Eco-productivity indices (EPIs) are indicators for how effectively environmental pressures are decoupled from economic output on two parameters: water and energy. In 2002, the target was an efficiency increase of 5% for water and 4% for energy. Through consistent efforts, these targets were exceeded, with improvements of 16 percentage points and 15 percentage points, respectively, and subsequent cost savings.

Novo Nordisk pursues a number of initiatives to effectively combat the pandemic growth of diabetes. A recent update from the World Health Organization provides the global overview; it assesses that in 2000 there were 177 million people with diabetes, and that the figure will surge to 370 million in 2030. Through its global organisation, Novo Nordisk is implementing diabetes awareness programmes in more than 40 countries, including the United States. Following a roundtable discussion on diabetes in the European Parliament in Brussels, hosted by Novo Nordisk, diabetes has been included as a priority in the EU public health programmes for 2003.

Stock Exchange Announcement No 2/2003			Page 9 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

In a global benchmark survey, dealing with the issue of society’s trust in companies’ behaviour, co-authored by UNEP and SustainAbility, Novo Nordisk achieved top rating among the 100 best reporters on sustainability and one of the seven most transparent and open companies in the world. Novo Nordisk was particularly commended for getting to the heart of the debate about access to medicine.

CONFERENCE CALL

At 16.30 CET today, corresponding to 10.30 am New York time, a conference call will be held. Investors will be able to listen in via a link on www.novonordisk.com, which can be found under ‘Investors — Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 26 April 2002. Please also refer to the section ‘Financial Risk Factors’ in the Annual Financial Report 2002. Novo Nordisk is under no duty to update any of the forward-looking statements or to confirm such statements to actual results, unless required by law.

Bagsvaerd, 6 February 2003
The Board of Directors
Novo Nordisk A/S

For further information please contact:

Media: Outside North America: Mike Rulis Tel (direct): (+45) 4442 3573	Investors: Outside North America: Peter Haahr Tel (direct): (+45) 4442 1207 Christian Kanstrup Tel (direct): (+45) 4443 7801 Palle Holm Olesen Tel (direct): (+45) 4442 6175

Stock Exchange Announcement No 2/2003			Page 10 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

In North America: Susan Jackson Tel (direct): (+1) 609 919 7776	In North America: Rasmus Jorgensen Tel (direct): (+1) 212 582 3676

Further information on Novo Nordisk is available on the company’s internet homepage at the address: www.novonordisk.com

Stock Exchange Announcement No 2/2003			Page 11 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

The Novo Nordisk Group
Appendix 1: 2002 and 2001 — quarterly numbers in DKK

(Amounts in DKK million, except per share/ADR and number of employees)

	2002				2001				% change
									Q4 2001 -
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2002

Net turnover	6,708	6,445	6,553	5,481	6,460	5,965	6,001	5,350	4%
Gross profit	4,855	4,755	4,870	4,074	4,929	4,375	4,447	4,046	-2%
Gross margin	72.4%	73.8%	74.3%	74.3%	76.3%	73.3%	74.1%	75.6%
Sales and distribution costs	1,850	1,827	1,953	1,849	1,918	1,823	1,770	1,704	-4%
Percentage of net turnover	27.6%	28.3%	29.8%	33.7%	29.7%	30.6%	29.5%	31.9%
Research and development costs	1,103	1,063	1,023	950	1,183	953	980	854	-7%
Percentage of net turnover	16.4%	16.5%	15.6%	17.3%	18.3%	16.0%	16.3%	16.0%
Administrative expenses	580	464	455	452	523	440	451	451	11%
Percentage of net turnover	8.6%	7.2%	6.9%	8.2%	8.1%	7.4%	7.5%	8.4%
Licence fees and other operating income (net)	283	117	167	427	179	231	136	321	58%

Operating profit	1,605	1,518	1,606	1,250	1,484	1,390	1,382	1,358	8%
Operating margin	23.9%	23.6%	24.5%	22.8%	23.0%	23.3%	23.0%	25.4%
Net financials	198	24	82	17	82	93	4	237	141%

Profit before tax	1,803	1,542	1,688	1,267	1,566	1,483	1,386	1,595	15%
Income taxes	631	540	591	443	558	534	499	574	13%
Minority interests	(5)	1	4	—	—	—	—		—

NET PROFIT	1,167	1,003	1,101	824	1,008	949	887	1,021	16%
Depreciation and amortisation	435	302	296	299	273	270	265	273	59%
Total shareholders’ funds	22,928	22,000	21,153	19,782	20,137	18,788	17,727	16,942	14%
Total assets	31,496	32,101	30,520	28,674	28,905	28,774	27,321	26,228	9%
Equity ratio	72.8%	68.5%	69.3%	69.0%	69.7%	65.3%	64.9%	64.6%
Full-time employees at the end of the period	18,005	18,041	17,925	17,561	16,141	16,074	15,410	14,473	12%
Earnings per share/ADR (in DKK)	3.37	2.89	3.17	2.38	2.91	2.75	2.57	2.95	16%
Earnings per share/ADR diluted (in DKK)	3.35	2.87	3.15	2.36	2.89	2.73	2.55	2.93	16%
Average number of shares* outstanding (million) — basic EPS	346.2	347.0	346.8	346.7	345.8	345.7	345.7	345.6	0%
Average number of shares* outstanding (million) — diluted EPS	348.5	349.4	349.4	349.8	348.4	348.1	348.1	348.1	0%

*	In accordance with the company’s accounting policies, earnings per share/ADR of a nominal value of DKK 2 for Q4 2002 have been calculated based on an average number of shares of 346,187,402. Diluted earnings per share/ADR, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 348,523,858.

Stock Exchange Announcement No 2/2003			Page 12 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

The Novo Nordisk Group
Appendix 2: 2002 and 2001 — quarterly numbers in EUR

(Amounts in EUR million, except per share/ADR and number of employees)

	2002				2001				% change
									Q4 2001 -
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2002

Net turnover	904	868	883	738	870	803	808	721	4%
Gross profit	654	640	656	549	664	589	599	545	-2%
Gross margin	72.4%	73.8%	74.3%	74.3%	76.3%	73.3%	74.1%	75.6%
Sales and distribution costs	249	246	263	249	258	246	238	230	-4%
Percentage of net turnover	27.6%	28.3%	29.8%	33.7%	29.7%	30.6%	29.5%	31.9%
Research and development costs	149	143	138	128	159	128	132	115	-7%
Percentage of net turnover	16.4%	16.5%	15.6%	17.3%	18.3%	16.0%	16.3%	16.0%
Administrative expenses	78	63	61	62	71	59	61	60	11%
Percentage of net turnover	8.6%	7.2%	6.9%	8.2%	8.1%	7.4%	7.5%	8.4%
Licence fees and other operating income (net)	38	16	22	58	24	31	18	43	58%

Operating profit	216	204	216	168	200	187	186	183	8%
Operating margin	23.9%	23.6%	24.5%	22.8%	23.0%	23.3%	23.0%	25.4%
Net financials	27	4	11	3	11	13	1	32	141%

Profit before tax	243	208	227	171	211	200	187	215	15%
Income taxes	85	73	80	60	75	72	68	77	13%
Minority interests	(1)	—	1	—	—	—	—	—	—

NET PROFIT	157	135	148	111	136	128	119	138	16%
Depreciation and amortisation	59	41	40	40	37	36	36	37	59%
Total shareholders’ funds	3,088	2,963	2,849	2,664	2,712	2,531	2,388	2,282	14%
Total assets	4,242	4,324	4,111	3,862	3,893	3,876	3,680	3,533	9%
Equity ratio	72.8%	68.5%	69.3%	69.0%	69.7%	65.3%	64.9%	64.6%
Full-time employees at the end of the period	18,005	18,041	17,925	17,561	16,141	16,074	15,410	14,473	12%
Earnings per share/ADR (in EUR)	0.45	0.39	0.43	0.32	0.39	0.37	0.35	0.40	16%
Earnings per share/ADR diluted (in EUR)	0.45	0.39	0.42	0.32	0.39	0.37	0.34	0.39	16%
Average number of shares* outstanding (million) — basic EPS	346.2	347.0	346.8	346.7	345.8	345.7	345.7	345.6	0%
Average number of shares* outstanding (million) — diluted EPS	348.5	349.4	349.4	349.8	348.4	348.1	348.1	348.1	0%

Translated for convenience at the 31 December 2002 exchange rate of EUR 1.00 = DKK 7.4243

*	In accordance with the company’s accounting policies, earnings per share/ADR of a nominal value of DKK 2 for Q4 2002 have been calculated based on an average number of shares of 346,187,402. Diluted earnings per share/ADR, which include options on Novo Nordisk’s own shares with an exercise price below current market value, have been based on an average number of shares of 348,523,858.

Stock Exchange Announcement No 2/2003			Page 13 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

The Novo Nordisk Group
Appendix 3: Net turnover by therapy area and geographical area

(Amounts in DKK million)

	2002				2001				% change
									Q4 2001 -
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2002

Net turnover total	6,708	6,445	6,553	5,481	6,460	5,965	6,001	5,350	4%
Net turnover by therapy area
Diabetes Care	4,698	4,555	4,578	3,834	4,476	4,210	4,184	3,754	5%
Haemostasis management	986	909	926	800	843	754	769	730	17%
Growth hormone therapy	578	555	548	450	626	527	554	457	-8%
Hormone replacement therapy	335	323	349	335	393	350	365	327	-15%
Other	111	103	152	62	122	124	129	82	-9%
Net turnover by geographical area*
Europe	2,886	2,780	2,808	2,406	2,945	2,578	2,620	2,410	-2%
North America	1,504	1,557	1,498	1,354	1,331	1,345	1,385	1,216	13%
Japan & Oceania	1,190	1,051	1,119	879	1,308	1,111	1,163	916	-9%
International Operations	1,128	1,057	1,128	842	876	931	833	808	29%

(Amounts in EUR million)

	2002				2001				% change
									Q4 2001 -
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2002

Net turnover total	904	868	883	738	870	803	808	721	4%
Net turnover by therapy area
Diabetes Care	633	614	617	516	603	567	564	506	5%
Haemostasis management	133	122	125	108	114	102	104	98	17%
Growth hormone therapy	78	75	74	61	84	71	75	62	-8%
Hormone replacement therapy	45	44	47	45	53	47	49	44	-15%
Other	15	13	20	8	16	16	16	11	-9%
Net turnover by geographical area*
Europe	389	374	378	324	397	347	353	325	-2%
North America	203	210	202	182	179	181	187	164	13%
Japan & Oceania	160	142	151	118	176	150	157	123	-9%
International Operations	152	142	152	114	118	125	111	109	29%

Translated for convenience at the 31 December 2002 exchange rate of EUR 1.00 = DKK 7.4243

•	Europe: EU, EFTA, Poland, Czech Republic, Slovenia, Hungary and the Baltic countries
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Stock Exchange Announcement No 2/2003	Page 14 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

The Novo Nordisk Group
Appendix 4: Consolidated profit and loss account

	2002	2001	2000
	DKK million	DKK million	DKK million

Net turnover	25,187	23,776	20,811
Production costs	6,633	5,979	5,044

Gross profit	18,554	17,797	15,767
Sales and distribution costs	7,479	7,215	6,254
Research and development costs	4,139	3,970	3,390
Administrative expenses	1,951	1,865	1,878
Licence fees and other operating income (net)	994	867	571

Operating profit	5,979	5,614	4,816
Share of profit in associated companies	27	49	3
Financial income	475	499	382
Financial expenses	181	132	361

Profit before taxation	6,300	6,030	4,840
Income taxes	2,205	2,165	1,753

NET PROFIT	4,095	3,865	3,087

Earnings per share (DKK)	11.81	11.18	8.84
Earnings per share diluted (DKK)	11.72	11.10	8.82

Stock Exchange Announcement No 2/2003	Page 15 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

The Novo Nordisk Group
Appendix 5: Consolidated balance sheet

	31 Dec 2002	31 Dec 2001
	DKK million	DKK million

ASSETS
Intangible fixed assets	240	14
Tangible fixed assets	16,205	13,626
Fixed asset investments	1,279	1,401

TOTAL FIXED ASSETS	17,724	15,041

Stocks	5,919	4,760
Trade debtors	3,811	3,882
Tax receivable	431	399
Other debtors	1,873	1,761

Debtors	6,115	6,042
Current asset investments	315	1,402
Cash at bank and in hand	1,423	1,660

TOTAL CURRENT ASSETS	13,772	13,864

TOTAL ASSETS	31,496	28,905

SHAREHOLDERS’ FUNDS AND LIABILITIES
Share capital	709	709
Share premium account	2,565	2,565
Retained earnings	19,048	16,461
Other comprehensive income	606	402

TOTAL SHAREHOLDERS’ FUNDS	22,928	20,137

Provision for deferred tax (net)	1,122	1,358
Other provisions	653	541

PROVISIONS	1,775	1,899

Banks and other credit institutions	824	863

Long-term debt	824	863
Bank loans	564	817
Trade creditors	864	970
Tax payable	271	62
Other creditors	4,270	4,157

Short-term liabilities	5,969	6,006

TOTAL LONG-TERM DEBT AND SHORT-TERM LIABILITIES	6,793	6,869

TOTAL SHAREHOLDERS’ FUNDS AND LIABILITIES	31,496	28,905

Stock Exchange Announcement No 2/2003	Page 16 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

The Novo Nordisk Group
Appendix 6: Consolidated cash flow and financial resources

	2002	2001	2000
	DKK million	DKK million	DKK million

Net profit	4,095	3,865	3,087
Reversals with no effect on cash flow:
Income taxes	2,205	2,165	1,753
Depreciation, amortisation and write-down	1,332	1,081	1,038
Interest receivable and interest payable	(68)	(192)	(184)
Other reversals with no effect on cash flow	161	477	240
Income taxes paid	(2,266)	(1,900)	(1,739)
Interest received and interest paid (net)	134	280	154

Cash flow before change in working capital	5,593	5,776	4,349
Change in working capital:
(Increase)/decrease in trade debtors and other debtors	312	(1,127)	527
(Increase)/decrease in stocks	(1,131)	(847)	(377)
Increase/(decrease) in trade creditors and other creditors	107	518	759

Cash flow from operating activities	4,881	4,320	5,258
Investments:
Divestment of subsidiaries	52	—	(427)
Acquisition of subsidiaries	(448)	—	—
Sale of fixed asset investments	—	17	85
Purchase of intangible fixed assets and fixed asset investments	(81)	(305)	(63)
Sale of tangible fixed assets	50	97	225
Purchase of tangible fixed assets	(3,957)	(3,943)	(2,366)

Cash flow from investing activities	(4,384)	(4,134)	(2,546)

FREE CASH FLOW	497	186	2,712

Financing:
Net change in long-term loans	(18)	(39)	4
Purchase of own shares	(386)	(24)	(2,472)
Sale of own shares	39	34	189
Demerger of Novozymes	—	—	818
Dividends paid	(1,161)	(916)	(691)

Cash flow from financing activities	(1,526)	(945)	(2,152)

NET CASH FLOW	(1,029)	(759)	560

Unrealised gain/(loss) on exchange rates and current asset investments included in cash and cash equivalents	(24)	(27)	18

Net change in cash and cash equivalents	(1,053)	(786)	578
Cash and cash equivalents at the beginning of the year	2,287	3,073	2,495

Cash and cash equivalents at the end of the year	1,234	2,287	3,073
Undrawn committed credit facilities	7,961	5,046	4,812

FINANCIAL RESOURCES AT THE END OF THE YEAR	9,195	7,333	7,885

Stock Exchange Announcement No 2/2003	Page 17 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633

The Novo Nordisk Group
Appendix 7: Consolidated statement of changes in shareholders’ funds

				Other
		Share		compre-
		premium	Retained	hensive
	Share capital	account	earnings	income	Total
	DKK million	DKK million	DKK million	DKK million	DKK million

2002
Balance at the beginning of the year	709	2,565	16,461	402	20,137
Net profit for the year			4,095		4,095
Purchase of own shares			(386)		(386)
Sale of own shares			39		39
Dividends declared			(1,161)		(1,161)
Exchange rate adjustment of investments in subsidiaries				(85)	(85)
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year				(188)	(188)
Deferred gain/(loss) on cash flow hedges at the end of the year				534	534
Other adjustments				(57)	(57)

Balance at the end of the year	709	2,565	19,048	606	22,928

At the end of the year proposed dividends of DKK 1,243 million is included in retained earnings. No dividend is declared on own shares.

2001
Balance at the beginning of the year	754	2,565	13,289	373	16,981
Net profit for the year			3,865		3,865
Write-down of B share capital during the year	(45)		45		—
Purchase of own shares			(24)		(24)
Sale of own shares			34		34
Employee shares sold			168		168
Dividends declared			(916)		(916)
Exchange rate adjustment of investments in subsidiaries				112	112
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year				(327)	(327)
Deferred gain/(loss) on cash flow hedges at the end of the year				188	188
Other adjustments				56	56

Balance at the end of the year	709	2,565	16,461	402	20,137

At the end of the year proposed dividends of DKK 1,161 million is included in retained earnings. No dividend is declared on own shares.

2000
Balance at the beginning of the year	754	2,565	12,403	154	15,876
Net profit for the year			3,087		3,087
Purchase of own shares			(2,472)		(2,472)
Sale of own shares to Novozymes			189		189
Value adjustment of Novozymes shares (net)			773		773
Dividends declared			(691)		(691)
Exchange rate adjustment of investments in subsidiaries				(108)	(108)
Deferred gain/(loss) on cash flow hedges at the end of the year				327	327

Balance at the end of the year	754	2,565	13,289	373	16,981

At the end of the year proposed dividends of DKK 916 million is included in retained earnings. No dividend is declared on own shares.

Stock Exchange Announcement No 2/2003	Page 18 of 18

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsvaerd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4443 6633